November 5, 2003

To:	U.S. Securities and Exchange Commission
And To:	Canadian Securities Administrators

Dear Sirs/Mesdames:

Re:	Manulife Financial Corporation
Interim Financial Statements Reconciled to US GAAP

The interim financial statements of Manulife Financial Corporation (“MFC”) for the period ended June 30, 2003 with comparative figures for June 30, 2002 and reconciled to US GAAP (the “US GAAP Statements”) are submitted for filing.

The purpose of filing the US GAAP Statements is to facilitate the incorporation by reference of the US GAAP Statements into a Registration Statement on Form F-4 relating to the proposed merger with John Hancock and to be filed by MFC with the U.S. Securities and Exchange Commission.

The US GAAP Statements will not be sent to holders of common shares of MFC.

Yours truly,

David Kerr
AVP & Counsel